Exhibit 99.1

ALLIANCE ATLANTIS COMMUNICATIONS INC.
2003 ANNUAL INFORMATION FORM

August 1, 2003

121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5
Telephone (416) 967-1174 Fax (416) 960-0971

ALLIANCE ATLANTIS COMMUNICATIONS INC.
2003 ANNUAL INFORMATION FORM
TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE	1
INCORPORATION	2
Principal Subsidiaries	2
GENERAL DEVELOPMENT OF THE BUSINESS	2
The Company	2
Broadcast Group	3
Motion Picture Distribution Group	5
Motion Picture Distribution	5
Motion Picture Exhibition	6
Entertainment Group	6
Television Production	7
Television Distribution	9
Motion Picture Production	9
Arrangements with Serendipity Point	10
Other Operations	10
Sentinel Hill Alliance Atlantis Equicap Limited Partnership	10
Post-Production Services	10
Equicap Financial Corporation	10
Recent Developments	11
Our Strategy	11
Broadcast Group	12
Motion Picture Distribution Group	12
Entertainment Group	13
Industry Overview	13
Competition	15
Regulation	16
Licensing	16
Foreign Ownership Restrictions	16
Restrictions on Transfers of Ownership and Control	17
Advertising	17
Regulation of Subscriber Rates	17
Industry Reviews	17
Copyright Act	18
Canadian Government Film Distribution Policy Review	18
Intellectual Property	18
Properties and Facilities	19
Office Facilities	19
Employees	21
Legal Proceedings	21
MANAGEMENT	22
Executive Officers and Directors	22
DESCRIPTION OF SHARE CAPITAL	25
Class A Voting Shares and Class B Non-Voting Shares	26
DESCRIPTION OF CERTAIN INDEBTEDNESS	27
Senior Subordinated Notes	27
Credit Facility	28

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Equicap Financial Corporation Credit Facility	28
Other Indebtedness	29
FOREIGN REVENUE	29
SEASONAL FLUCTUATIONS	29
SELECTED CONSOLIDATED FINANCIAL DATA	30
DIVIDENDS	31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	31
MARKET FOR SECURITIES	32
ADDITIONAL INFORMATION	32

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This annual information form includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements include, among other things: our anticipated growth strategies; anticipated trends in our business, including trends in viewer acceptance, both of our programs and our specialty channels; the costs of producing new motion pictures and television productions, and of operating specialty channels; our ability to maximize the long term value of our library; and our ability to expand our distribution activities.

The forward-looking statements included in this annual information form are subject to risks, uncertainties and assumptions about Alliance Atlantis Communications Inc. and its direct and indirect subsidiaries. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, general risks related to the entertainment industry, the success of our digital specialty television channels, competition within the production and distribution industries, penetration of prime time channel broadcasts, the potential for budget overruns and other production risks, changes in government regulations that could affect our specialty television channels, our reliance on key personnel, some or all of our television programs, motion pictures or specialty television channels may not be successful, current accounting methods applicable to our industry, new accounting standards for our industry to be introduced, our substantial indebtedness, fluctuating results of operations, program delivery schedules, changes in government incentive programs or tax laws, foreign economic and exchange rate risks, our labor relations, our ability to effectively manage our acquisitions, constraints on the issue and transfer of our voting shares, control of Alliance Atlantis by key personnel, and fluctuation of the market price of our Class A Voting Shares and our Class B Non-Voting Shares. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual information form might not occur.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this annual information form (the "2003 Annual Information Form") of Alliance Atlantis Communications Inc.:

  (a)
  our management's discussion and analysis of financial condition and results of operations for the fiscal years ended 2003, 2002 and 2001 (the "MD&A") found at pages 16 to 31, inclusive, of our annual report (the "Annual Report") for fiscal 2003 and our audited consolidated balance sheets as at March 31, 2003 and March 31, 2002 and the audited consolidated statements of earnings, retained earnings and cash flows for each of the years in the three year period ended March 31, 2003, including the auditors' report therein (collectively, the "2003 Financial Statements") found at pages 33 to 55, inclusive, of the Annual Report; and

  (b)
  our management information circular dated July 28, 2003 (the "Circular") prepared in connection with the September 24, 2003 annual meeting of the shareholders of Alliance Atlantis Communications Inc., other than the sections entitled "Composition of the Governance Committee", "Report on Executive Compensation, "Corporate Governance Procedures" and "Performance Graph".

The MD&A and the 2003 Financial Statements, in their entirety, are incorporated by reference in, and form part of, this 2003 Annual Information Form. Specific portions of the Circular are incorporated by express reference in, and form part of, this 2003 Annual Information Form. Those portions of the Circular not so incorporated by express reference do not form part of this Annual Information Form.

Unless the context indicates otherwise, the information appearing herein is stated as at March 31, 2003, all dollar amounts referred to in this document are references to Canadian dollars and references in this 2003 Annual Information Form to "Alliance Atlantis", "we", "us" and "our" and similar expressions, mean Alliance Atlantis Communications Inc. together with its direct and indirect subsidiaries.

INCORPORATION

Alliance Atlantis Communications Inc. is incorporated under the Canada Business Corporations Act (the "CBCA"). Our articles have been changed from time to time to make certain changes, including changes to our share structure.

In July of 1998, Alliance Communications Corporation ("Alliance") and Atlantis Communications Inc. ("Atlantis") entered into an agreement which provided for the business combination of Alliance and Atlantis and the integration of their operations by way of a plan of arrangement (the "Merger"). The Merger was completed on September 21, 1998, at which time Atlantis became a wholly-owned subsidiary of Alliance and Alliance changed its name to Alliance Atlantis Communications Inc.

Alliance was formed under the CBCA by articles of incorporation on June 27, 1985. On May 5, 1995, the articles of Alliance were amended to create the Class A Voting Shares and the Class B Non-Voting Shares, to convert each of the outstanding common shares into one-half of one Class A Share and one-half of one Class B Non-Voting Share, to cancel the existing class of common shares and to provide to the board of directors of Alliance the authority to appoint additional directors. The amendment to the articles was approved by the shareholders on April 26, 1995 in accordance with applicable law and by way of "minority approval" as that term was defined under applicable securities legislation.

On September 23, 1999, our shareholders voted to amend our articles to amend the number of directors to a minimum of 10 and a maximum of 20 and to empower the directors to determine their number.

On April 1, 2000, we completed a vertical short form amalgamation with two of our wholly-owned subsidiaries, Atlantis Communications Inc. and Atlantis Media Group Inc.

Our registered and principal office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario M4W 3M5. We also operate offices in Montreal, Edmonton, and Halifax in Canada, Los Angeles (United States), London (England), Sydney (Australia) and Dublin and Shannon in Ireland.

Principal Subsidiaries

The following is a list of our principal subsidiaries as at March 31, 2003, the jurisdiction of incorporation of each subsidiary and the percentage of securities (both voting and non-voting) beneficially owned by us or over which we exercise control or direction.

Subsidiary	Jurisdiction	Percentage of Securities Owned by the Corporation
Alliance Atlantis Broadcasting Inc.	Canada	100%
Alliance Atlantis Motion Picture Distribution Inc.	Canada	100%
Alliance Atlantis Productions Ltd.	Canada	100%
Alliance Atlantis International Distribution Ltd.	Republic of Ireland	100%
Alliance Atlantis Productions, Inc.	California	100%

GENERAL DEVELOPMENT OF THE BUSINESS

The Company

We are a leading, vertically integrated Canadian television broadcaster, creator and distributor of filmed entertainment content with significant ownership interests in the Canadian specialty broadcast industry. Our principal businesses activities are conducted through three Operating Groups: the Broadcast Group, the Motion Picture Distribution Group and the Entertainment Group.

Broadcast Group

The Broadcast Group is a leading owner and operator of specialty television channels in Canada through our significant ownership in 18 complementary specialty channels. These channels are focused on three core genres — lifestyle, drama and factual programming — that align strategically with the films distributed by the Motion Picture Distribution Group and the production focus of the Entertainment Group. Our programmers work closely with the production and distribution arms of the business with the result that our channels exhibit many programs either produced or distributed by Alliance Atlantis.

Canadian specialty television channels are niche programming services, centered around a specific genre or theme, that are available to viewers only upon payment of a subscription fee to a distribution undertaking (i.e. cable, direct-to-home satellite ("DTH") or multipoint distribution system) upon payment of a subscription fee. These channels earn revenue from two primary sources: fees paid by distribution undertakings based on the number of subscriptions to the channel, and money paid by advertisers who purchase advertising on the channel. Where a specialty service is carried as part of the basic cable package, the subscriber fees are regulated by the Canadian Radio-television and Telecommunications Commission (CRTC). Where services are carried on a discretionary tier, rates are not regulated and are negotiated directly with the signal distributors. Advertising rates are not regulated.

We control or are equal partners in 14 of our 18 channels. Of these 14, we classify seven as Operating Channels for financial reporting purposes. Of these Operating Channels, we currently own a majority interest in and operate five national, English-language analog channels that are required to be carried by every major English-language distribution undertaking in Canada at a negotiated fee. We are equal partners in two French-language analog channels that are required to be carried by distribution undertakings in Quebec at a negotiated fee. These Operating Channels are:

  •
  Showcase, a channel featuring uncut, daring movies and provocative series;

  •
  Life Network, a channel focused on candid and compelling real life programming;

  •
  History Television, a channel specializing in documentaries about the people and events that have shaped our world as well as original historical programming;

  •
  HGTV Canada, a channel focused on gardening and "do-it-yourself" programming;

  •
  Food Network Canada, a channel featuring food-related programming;

  •
  Series+, a French-language equivalent of Showcase; and

  •
  Historia, a French-language equivalent of History Television.

The other seven channels, which we classify as Developing Channels for financial reporting purposes, are English-language digital specialty channels that we launched in the fall of 2001. We have signed carriage agreements for all of our new digital channels which have resulted in each of them being available to almost every digital household in Canada. Our digital channels enjoy strong subscriber levels, each with between 600,000 and 900,000 subscribers (with the exception of BBC Kids, which launched later than the other channels and commenced its carriage agreement with Bell ExpressVu in January 2003). Out of the approximately 50 digital channels that have launched to date, recent industry research indicates that our seven digital channels account for 27% of the viewers, 37% of the digital market's advertising revenue and 20.5% of total subscriber revenue for all digital channels. These seven digital channels are:

  •
  Discovery Health Channel, a Category 1 channel featuring programming about the wonders of medical science and the human body;

  •
  The Independent Film Channel Canada, a Category 1 channel featuring innovative films from around the world as well as documentaries about the film-making process;

  •
  National Geographic Channel, a channel in partnership with NGC Network International, LLC, featuring scientific exploration and adventure programming from around the globe;

  •
  BBC Canada, a channel in partnership with BBC featuring British television programs;

  •
  BBC Kids, a channel featuring programming for children and youth, primarily from the BBC;

  •
  Showcase Action, a dramatic channel featuring uncut action movies and television programs; and

  •
  Showcase Diva, a dramatic channel featuring motion pictures and television programs for women.

We also have a minority interest in four other channels. Headline Media Group, in which we hold a 32% interest, operates The Score, an English-language analog channel featuring 24-hour sports news, highlights and live sports programming. Headline Media Group also launched PrideVision, a service focusing on the gay and lesbian community, in the fall of 2001. We also own a 29.9% equity interest (plus an option to increase our total equity to 36% of the channel) in ONE: The Body, Mind and Spirit Channel, a Category 1 digital channel which focuses on lifestyle and health related programming. ONE was launched in the fall of 2001 by the operators of Vision TV. We also own a 49% interest in Scream, a digital channel dedicated to the horror genre that was launched in the fall of 2001 by Corus Entertainment Inc.

In April 2002, the Broadcast Group announced a reduction in staffing levels to ensure its operations were consistent with its business plan. This cost management initiative is expected to generate operating cost savings of at least $3 million, on an annualized basis, beginning in fiscal 2004.

In fiscal 2003, the Broadcast Group — Operating Channels recorded a 26.3% growth in revenue from $129.8 million to $164.0 million. The Broadcast Group — Developing Channels' revenue was $18.9 million in fiscal 2003 compared to $11.1 million in fiscal 2002, a 70.3% increase.

The following table describes all of the specialty channels in which we hold an interest:

Specialty Channel	Analog/ Digital	Must Carry(4)	Equity Interest	Year of Launch	Viewing Subscribers(5) (Millions)	Basic Subscriber Penetration(5)
Lifestyle
Life Network	Analog	Yes	100%	1995	5.7	64%
HGTV Canada	Analog	Yes	67%	1997	4.8	61%
Discovery Health Channel	Digital	Yes	65%	2001	0.6	18%
Food Network Canada	Analog	Yes	51%	2000	4.0	55%
PrideVision(1)(3)	Digital	Yes	33%	2001	0.02	—
ONE: The Body, Mind and Spirit Channel(1)	Digital	Yes	29.9%	2001	0.7	—
Drama
Showcase	Analog	Yes	100%	1995	5.7	65%
Showcase Diva	Digital	No	100%	2001	0.7	22%
Showcase Action	Digital	No	100%	2001	0.9	25%
The Independent Film Channel Canada	Digital	Yes	95%	2001	0.7	21%
BBC Canada	Digital	No	50%	2001	0.7	20%
BBC Kids	Digital	No	50%	2001	0.3	16%
Series+(1)(2)	Analog	Yes	50%	2000	1.1	26%
Scream(1)	Digital	No	49%	2001	0.7	—
Documentary
History Television	Analog	Yes	100%	1997	5.2	59%
National Geographic Channel	Digital	No	50%	2001	0.6	18%
Historia(1)(2)	Analog	Yes	50%	2000	1.1	26%
The Score(1)(3)	Analog	Yes	33%	1997	5.2	—

Notes:

(1)
Not operated by Alliance Atlantis.

(2)
French language.

(3)
Owned through our 32% interest in Headline Media Group.

(4)
Major distribution undertakings in the applicable language (either English or French) are required by regulation to carry the service; for digital services, the "must carry requirement" applies to digital distribution undertakings only.

(5)
As of March 31, 2003. "Basic subscriber penetration" means the number of residential cable and DTH subscribers to a channel as a percentage of total residential cable and DTH subscribers who have access to that channel. Numbers rounded to the nearest percentage point.

Motion Picture Distribution Group

  Motion Picture Distribution

We are a leading distributor of motion pictures in Canada. Due to a strong theatrical release slate (including The Lord of the Rings: The Two Towers), fiscal 2003 surpassed fiscal 2002 as the most successful year ever for our motion picture distribution business. During fiscal 2003, we released 79 theatrical motion pictures, 208 videos and 253 DVDs in Canada. We primarily distribute films from leading independent production companies to theaters, video, DVD and on pay-per-view, pay, specialty and free television. In fiscal 2003, we secured renewals of our long-term exclusive Canadian motion picture distribution agreements with New Line Cinema, Miramax Films and Universal Focus (formerly USA Films) and subsequent to fiscal 2003, we renewed our long-term exclusive Canadian motion picture distribution agreement with Artisan Entertainment. We believe that these relationships are based on our ability to generate higher per capita revenue per film due to our extensive knowledge, presence and experience in the Canadian market. Recent films that we distributed from these producers include The Lord of the Rings: The Two Towers, Gangs of New York, Chicago and Spy Kids 2: Island of Lost Dreams. The current slate of fiscal 2004 releases includes The Lord of the Rings: The Return of the King, Spy Kids 3 starring Antonio Banderas, Quentin Tarantino's Kill Bill starring Uma Thurman and Lucy Liu, and Cold Mountain starring Jude Law, Nicole Kidman and Renée Zellweger.

We also distribute motion pictures directly in the United Kingdom through our wholly owned subsidiary, Momentum Pictures. Momentum Pictures is in its fourth year of operations and in fiscal 2003 released 15 films theatrically, 37 videos and 35 DVDs in the United Kingdom. Momentum Pictures accounted for 20% of the Motion Picture Distribution Group's revenue and EBITDA in fiscal 2003. (For a definition of this measure of earnings, refer to Management's Discussion and Analysis on page 19 of the Company's annual report.) We intend to look for opportunities to expand Momentum Pictures and our motion picture distribution presence in continental Europe.

We typically acquire distribution rights for a motion picture in all distribution channels and in one or more geographic areas in exchange for a non-refundable advance, which we usually pay in several instalments. Our distribution rights to third-party programming typically extend for a term of over 15 years and we earn revenue from the following distribution channels:

  •
  Theatrical Exhibition: Initially, we advertise and promote the motion picture and licence it to theater owners, earning a distribution fee based on a specified percentage of gross receipts. Generally after we have recouped the non-refundable advance, our print and advertising costs and a specified commission, the producer receives any excess from the proceeds of the film;

  •
  Video and DVD: We sell videocassettes and DVDs directly to retailers and indirectly to video rental outlets. In fiscal 2003 we released 208 films on video and 253 films on DVD in Canada. We are expanding our distribution business through this growing channel with our long-term video and marketing arrangement with Universal Studios;

  •
  Pay-per-view: We licence motion pictures to pay-per-view television operators and earn a portion of the fees that cable television subscribers pay to purchase individual programs;

  •
  Broadcast, Cable, Pay and Satellite Television: We licence motion pictures to broadcasters and other programmers, who pay licence fees for the right to air programming for a specified number of times over a specified time period; and

  •
  Ancillary Revenue: We distribute motion pictures to airlines, schools, libraries, hospitals and the military; licence rights to perform musical works embodied in a motion picture; and licence rights to manufacture and distribute CD-ROM and video games, clothing and other merchandise derived from a motion picture or television program.

  Motion Picture Exhibition

To capitalize on our brand name and maximize profitability, in 1998 we launched a chain of upscale art-house cinemas in Canada in partnership with Famous Players, a subsidiary of Viacom, Inc. Alliance Atlantis Cinemas targets mature audiences in urban markets and exhibits upscale independent films, many of which we distribute. We currently operate 24 screens in Toronto, Vancouver and Victoria and have no current plans to increase the number of locations or screens.

In fiscal 2003, the Motion Picture Distribution Group's revenue was $384.2 million compared to $318.0 million in fiscal 2002, representing an increase of $66.2 million or 20.8%.

Entertainment Group

On January 9, 2002 we announced a consolidation of our existing television production and distribution activities with our in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. Accompanying the consolidation was a realignment of senior management within the Entertainment Group. This initiative generated operating cost savings of $7 million in fiscal 2003. These operating cost savings are expected to continue on an annualized basis. The Entertainment Group is comprised of television and in-house motion picture production and worldwide distribution activities related to these production activities.

On March 18, 2003 the Entertainment Group announced a further reduction in staffing levels due to its continuing strategy to reduce high cost production. This cost management initiative is expected to generate operating cost savings of at least $5 million, on an annualized basis, beginning in fiscal 2004.

The Entertainment Group's revenue was $321.0 million for 2003 compared to $440.2 million in fiscal 2002, representing a decrease of $119.2 million or 27.1%. The decrease in revenue results primarily from the intentional delivery of fewer dramas in fiscal 2003 compared to the prior year.

  Television Production

Our ability to continue to capitalize on the "hit" status of CSI: Crime Scene Investigation was an important achievement for Alliance Atlantis this year. CSI ended the 2002/2003 broadcast season as the highest rated dramatic show on U.S. network television for the second straight year, with audiences that topped the 27 million mark. CSI: Miami, CSI's highly anticipated spin-off series, achieved impressive results in its first year of broadcast, with the highest ratings of any new drama series in eight years. Both CSI and CSI: Miami have maintained strong ratings in the international markets in which they now air. We have successfully sold both series in over 145 territories around the world.

In fiscal 2002, we made progress in our effort to improve our margin and profitability by adjusting the volume of our output to better align with the reduced global demand for drama. We increased our margin in fiscal 2002 largely by reducing our production of higher cost, lower margin television series and increasing our focus on higher return drama, lifestyle and documentary programming. We continued this trend in fiscal 2003. Even with our shift in focus, our Entertainment Group remains the largest producer and distributor of prime-time dramatic television programs in Canada and is among the leading English-language dramatic television producers in the world. In fiscal 2003, we produced 68.5 hours of primetime television series, 8.5 hours of television movies and mini-series, 12 hours of children's programming under our AAC Kids label, 29 hours of comedy programming and 76.5 hours of fact-based documentary programming under our AAC Fact brand. We have produced programming for a broad customer base including ABC, CBS, FOX, NBC, TNN, UPN, HBO, Fox Family, Showtime, TNT, The Disney Channel, The Sci-Fi Channel and USA Network in the United States; CBC, CTV, Global and YTV in Canada; Channel 5 in the U.K.; and Studio Canal and TF1 in France. "Pre-sales" (the licensing of the program before production starts) typically cover approximately 80% of our television projects' production budgets and allow us to significantly reduce our production exposure.

Television production involves developing a story idea, creative concept or literary property into a script and then commencing the production process, which includes hiring talent, filming the program and technical and post-production work. We originate projects internally, work mutually with outside creators and producers to develop ideas, or acquire properties outright from others. In addition to creating and producing filmed content, the Company's domestic and international distribution team sells distribution rights to a combination of U.S., Canadian and international broadcasters and syndicators. Our strategy (including the use of pre-sales) generally results in lower production exposure and an earlier return on our investment versus the typical major network production strategy, which involves producing pilots for a wide range of series, with the assumption that a few will be ordered and subsequently renewed and that these few successful series will cover the costs of those that are not successful.

Our current television slate includes eight successful series that have been renewed by Canadian and U.S. broadcasters:

Program	Genre	Broadcaster/Syndicator	Upcoming Season
CSI: Crime Scene Investigation	Drama	CBS (U.S.); CTV (Canada)	4th
CSI: Miami	Drama	CBS (U.S.); CTV (Canada)	2nd
Blue Murder	Drama	Global (Canada)	4th
Cold Squad	Drama	CTV (Canada)	7th
Da Vinci's Inquest	Drama	CBC (Canada)	6th
This Hour Has 22 Minutes	Comedy	CBC (Canada)	11th
The Eleventh Hour	Drama	CTV (Canada)	2nd
Open Book	Comedy	CBC (Canada)	2nd

We have been successful at licensing broadcast rights of CSI around the world. In March 2001, TNN (The National Network, a subsidiary of Viacom, Inc.) acquired certain second window United States broadcast rights to the prime time drama series CSI: Crime Scene Investigation through our co-production partner, CBS Productions. Under the agreement, TNN began broadcasting episodes of CSI once per week (not in prime time) in September 2002 for 104 weeks through September 2004. TNN is permitted to broadcast episodes of CSI daily, Monday through Friday (though not against the network timeslot), commencing in September 2004. The licence fee for these U.S. second window rights is in excess of US$1.6 million per episode, which we believe is a record second window licence fee. Pursuant to our co-production agreement with CBS Productions, we share world-wide revenue with CBS Productions on a 50/50 basis after distribution fees and related costs and certain third-party profit participations. Our co-production partner CBS Productions has retained the right to sell an additional window for weekend U.S. syndication for the period September 2004 through September 2006. In addition, through our international distribution network, we have sold and will continue to sell, the first and subsequent window broadcast rights of CSI to broadcasters around the world.

In April 2002, before the end of its first season, certain second window United States broadcast rights to the prime time drama series CSI: Miami were sold by CBS Productions to A&E Television Networks ("A&E"). Under the agreement, A&E has the right to air one episode per week (not in prime time and not against the network timeslot) from October 2004 to October 2006. In addition, A&E has acquired the United States second window broadcast rights for up to eight seasons of CSI: Miami, for broadcast anytime, except weekends and not against the network timeslot. The total value of the deal over its term could exceed US$230 million. The licence fee for these United States second window rights exceeds US$1.2 million per episode. The agreement is conditional upon the Company producing and CBS broadcasting the first three seasons of CSI: Miami. The Company and CBS Productions have retained the right to sell an additional window for weekend U.S. syndication for the period commencing September 2006 through September 2008.

On May 30, 2003, the Company confirmed that the anticipated continued ratings success of CSI: Crime Scene Investigation would result in significant bonus payments for the Company, CBS Productions and other third party participants. Specifically, if CSI is in the top 30 Nielson ratings for its upcoming fourth season, 100% of production costs for each of the episodes ordered, produced and delivered commencing with season five and subsequent seasons will be paid by the U.S. network broadcaster. Additionally, the Company will be entitled to bonus payments that range from US$100,000 to more than US$600,000 per episode, depending on the precise Nielsen rating achieved within the top 30. Specifically, if CSI is ranked in the top 20 Nielsen ratings for season four, 50% of the production deficit for seasons one to four will be reimbursed. If the series achieves a top 10 Nielsen rating for season four, 100% of the production deficit for seasons one to four will be reimbursed. The reimbursement is payable in equal monthly installments over 36 months commencing with principal photography of season five.

In July 2003, we received 14 Primetime Emmy® Award nominations for our television productions. Hitler: The Rise of Evil garnered seven nominations including Outstanding Miniseries. CSI: Crime Scene Investigation earned six nominations including Outstanding Drama Series. We also received a nomination for CSI: Miami.

In fiscal 2003, as part of our strategy to expand our children's programming, we continued our focus on the development, financing, production, distribution and marketing of both live-action and animated children's programming from around the world. Children's programming has strong and growing world-wide demand and tends to have relatively low production costs and often high library value, as it can often be re-broadcast for each new generation of children.

We have also continued our production and acquisition of documentary and fact-based programming which, like children's programming, tends to have lower production costs and often higher library value relative to its costs. In fiscal 2003, we produced and distributed 76.5 hours of fact-based documentary programming.

  Television Distribution

Our television distribution business is centered around our growing program library of approximately 16,000 hours comprised of approximately 11,000 hours of Canadian programming rights and approximately 5,000 hours of worldwide programming rights. Our library is comprised of both our own and third-party programming, including television series, television movies and mini-series and approximately 4,900 motion pictures. Our current year's slate and content from our library is licenced to over 400 broadcasters and buyers in approximately 200 countries, including an increasing amount through long-term output agreements, especially in key European markets.

We distribute our own and third party television programming and we receive revenue from program licence fees paid by broadcasters and buyers. In the United States and Canada, programming is delivered by conventional broadcast channels, cable and specialty television channels, individual television stations and DTH delivery services. Our television distribution customers include such conventional broadcast channels as ABC, CBS, FOX, NBC, PBS, UPN and WB in the United States and CBC, CTV, Global and CHUM Group in Canada. Our cable and specialty television channel customers include HBO, Fox Family, The Disney Channel, Lifetime, The Sci-Fi Channel, Showtime, TBS, The Family Channel, TNT, TNN and USA Network in the United States and Bravo, Canal D, Prime, Space, Super Ecran, TMN, W and our own specialty channels in Canada.

Our television distribution business also provides us with access to growing markets outside North America. International output deals secure buyers in advance for our own television productions, which increases the predictability of our revenue and reduces our production exposure.

Additionally, we seek to leverage our worldwide distribution network by entering into long-term third party distribution agreements. We have been CBS's exclusive Canadian distributor of its programming library and certain current productions since 1997. CBS programming that we distribute includes many popular television series such as Survivor, Everybody Loves Raymond and 60 Minutes. Revenue generated from these types of agreements is typically commission-based.

  Motion Picture Production

Our Entertainment Group produces a small number of independent films that are generally director-driven, and require relatively modest capital investment. In fiscal 2003, we produced three theatrical motion pictures. Prior to commencing production, we obtain financial commitments from third parties by licensing broadcast and distribution rights and by utilizing government tax credits, incentives and investments (collectively, "pre-sales"). We typically cover a minimum of 70% of our production budgets through pre-sales, which allows us to significantly reduce our production exposure. Cash from pre-sales is received primarily upon completion and delivery of a production.

Principal photography generally extends from seven to sixteen weeks, depending upon script, budget, locations and other factors. After filming, the motion picture enters post-production, where it is edited and dialogue, music and any special effects are added.

In addition to pre-sales, we minimize our production exposure by focusing on low-to-moderate budget productions and by maintaining low overhead and capital spending requirements, hiring creative and other production personnel and retaining certain other elements required for pre-production, filming and post-production activities on a project-by-project basis. In appropriate circumstances, we purchase completion bonds for our productions, which would cover certain budget overruns or costs of unforeseen events. We also enter into co-production agreements with other domestic and international producers to share production costs and activities as well as distribution rights. Canada is a party to co-production treaties with over 50 countries, which enable co-productions to qualify as local content and thus be eligible for government assistance and financing in more than one country, which further reduces our production costs.

  Arrangements with Serendipity Point

We are a party to a production agreement dated September 21, 1998 with Serendipity Point Projects Inc. ("Serendipity Point"). During and subsequent to fiscal 2003, we elected not to provide a letter of credit to Serendipity Point in connection with three feature film projects and paid to Serendipity Point an aggregate of $6.7 million in connection therewith. Accordingly, we have no further obligation to finance production costs for Serendipity Point's motion pictures. We do continue to retain and exploit the remaining balance of the 30 year right to distribute all motion pictures produced under the terms of the production agreement.

Other Operations

  Sentinel Hill Alliance Atlantis Equicap Limited Partnership

Sentinel Hill Alliance Atlantis Equicap Limited Partnership ("SHAAELP"), in which one of our subsidiaries has a 30% limited partnership interest, originates and sells structured financing products related to the film and television industries, by packaging items related to production services into limited partnerships, and selling them to Canadian investors to encourage production in Canada. SHAAELP receives fees for selling these limited partnerships. SHAAELP continues to expand the non-Canadian component of this business in the U.K. and abroad. In fiscal 2003, the earnings derived from Canadian sources were significantly less than in prior years due to changes to the matchable expenditure rules of the Income Tax Act (Canada). We expect this trend to continue in fiscal 2004.

  Post-Production Services

We operate three wholly owned post-production businesses. Tattersall Casablanca Sound Inc. provides sound and picture editing equipment and services for our own and third-party film and television productions. Calibre Digital Design Inc. provides computer generated special effects services for our television series, as well as third-party productions, including live-action television series and feature films as well as various types of animation for cartoon series, segments and television commercials. Salter Street Digital Limited provides full service audio post production services and full service video post production services. The results of Tattersall Casablanca, Calibre and Salter Street Digital have been included in the results of the Entertainment Group.

  Equicap Financial Corporation

Equicap Financial Corporation ("EFC") provides high yield loans to independent film and television production companies to cover a portion of their production costs. Over 85% of these loans are typically provided by a commercial bank which lends to EFC on a basis which is recourse only to EFC and to Alliance Atlantis Communications Inc.'s interest in EFC. The commercial bank loans are secured by charges over all of the assets of EFC and over the shares and intercompany debt of EFC. The commercial bank loans permit advances by EFC to finance production companies specifically approved by the commercial lender; such advances are each secured by the individual third-party production for which the funds were advanced. EFC earns a fee from the production companies for arranging such financing as well as the difference between the interest rates charged to the third-party producers and by the commercial lender. EFC has the advantage of drawing on our in-house expertise in assessing financial commitments to production companies. The results of operations for EFC are included in the results of the Motion Picture Distribution Group. EFC did not originate any new loans in fiscal 2002 or fiscal 2003. We have been winding down this business and we will continue to do so in fiscal 2004 and beyond.

Recent Developments

In July 2003, we received 14 Primetime Emmy® Award nominations for our television productions. Hitler: The Rise of Evil garnered seven nominations including Outstanding Miniseries. CSI: Crime Scene Investigation earned six nominations including Outstanding Drama Series. We also received a nomination for CSI: Miami.

In July 2003, the Company announced the renewal of its exclusive motion picture distribution agreement with Artisan Entertainment.

In April 2003, the Company and Miramax Films jointly announced the extension of their long-standing and exclusive motion picture distribution agreement. The deal encompasses Alliance Atlantis holding all rights throughout Canada and in all media to all upcoming Miramax and Dimension Films motion pictures released through to December 31st, 2006.

In April 2003, the Company announced its intention to proceed with a normal course issuer bid. The Company may purchase, through the facilities of the TSX, up to a total of 5% of its issued and outstanding Class A Voting Shares and up to a total of 10% of the public float of its Class B Non-Voting Shares, representing 188,787 Voting Shares and 3,885,917 Non-Voting Shares.

In March 2003, The Academy of Motion Picture Arts and Sciences awarded Bowling for Columbine with the Academy Award for Best Documentary Feature. Bowling for Columbine has surpassed the US$50 million worldwide box office mark. The film has broken box office records internationally, becoming the highest-grossing documentary of all time in Australia and in the U.K., where it was released by Momentum Pictures. In May 2002, Bowling for Columbine was awarded the Prix Spécial du 55ème Anniversaire (55th Anniversary of the Festival Award) at the Cannes Film Festival. Bowling for Columbine has also won the Pearl of the Audience Award at the 50th San Sebastian International Film Festival, the People's Choice Award at the 17th Atlantic Film Festival and the People's Choice Award for Most Popular Film at the Vancouver International Film Festival.

In December 2002, the Company renewed motion picture distribution agreements with New Line Cinema and Focus Features (the specialty films unit of Universal Pictures), respectively. Both agreements expire on December 31, 2005.

In September 2002, programs broadcast or produced by Alliance Atlantis and its partners received a total of 92 Gemini Award nominations, representing 37 different programs.

In January 2002, we consolidated our existing television production and distribution activities with our in-house motion picture production and related distribution activities, into a new operating group called the Entertainment Group. This reorganization was accompanied by a realignment of senior management within the Entertainment Group. We expect to generate operating cost savings of at least $7 million, on an annualized basis, beginning in fiscal 2003.

Our Strategy

We are a leading vertically integrated entertainment company, with each of our three Operating Groups striving to deliver strong results and solid returns to shareholders. We have three key elements to our business strategy: (i) financial strength; (ii) disciplined execution; and (iii) selective growth.

        Financial Strength.    Many of the initiatives implemented in fiscal 2002 — such as restructuring our television and motion picture distribution businesses, reducing the volume of high cost productions and reducing staffing levels — delivered the expected synergies and margin improvement in fiscal 2003. As a result, we concluded fiscal 2003 with three consecutive quarters of free cash flow, with full-year free cash flow of almost $37 million. (For a definition of this measure of cash flow, refer to Management's Discussion and Analysis on page 26 of the Company's annual report.) This compares to negative cash flow in fiscal 2001 and 2002. This in turn helped us to reduce our net debt by approximately $74 million during fiscal 2003 (including $36 million from favourable foreign currency fluctuations).

        Disciplined Execution.    In every decision we make, we seek to maintain a keen focus on our objectives, to maximize our efficiency and to deliver a quality product in all areas of our business. We have made important advances toward our stated goal of rebalancing our production slate to reduce the volume of lower margin dramatic production while increasing the volume of higher margin production. The result of this strategy is a significant improvement in gross margin, which is expected to generate net free cash flow in the near-term.

        Selective Growth.    Throughout our history, we have evolved and expanded our focus from our initial emphasis on production to now include broadcasting and distribution. Seizing opportunities today in order to secure a solid future is a fundamental part of our business strategy. We will continue to seek opportunities that enhance shareholder value by executing our plan for focused and carefully managed growth.

  Broadcast Group

We are committed to expanding and growing our broadcast presence by focusing on three key areas: strong channel brands, innovative and high quality programming, and exceptional sales and marketing. All of our channels have well-developed, recognized brands, which help to distinguish these channels in an expanding television universe.

  Strategy Update

  •
  Our Operating Channels continued to deliver strong results in fiscal 2003, with growth in both advertising and ratings. During fiscal 2003, advertising revenues from our Operating Channels grew 57% year-over-year.

  •
  Our Developing Channels' operations continued to trend in line with our expectations, with losses lower than we anticipated in our business plan.

  •
  Our digital channels enjoy strong subscriber levels, each having between 600,000 and 900,000 subscribers (with the exception of BBC Kids which launched later than the other channels).

  •
  While our digital channels represent just 15% (7 out of 47) of the total number of digital channels launched in September 2001, they account for 27% of the viewers in the digital market, 37% of the digital market's advertising revenue and 20.5% of total subscriber revenue for all digital channels.

  •
  During fiscal 2003, our advertising sales for all of our specialty channels grew 51% year-over-year.

  Motion Picture Distribution Group

We are committed to sustaining our leading position in motion picture distribution in Canada, continuing the profitable growth of Momentum Pictures in the United Kingdom and exploring areas of growth both within and outside of these two markets.

  Strategy Update

  •
  In fiscal 2003 and subsequently, the Company secured significant renewal agreements with all of our key providers of motion pictures — including New Line Cinema, Miramax Films, Artisan Entertainment and Focus Features (formerly USA Films), the specialty films unit of Universal Pictures. In addition to these renewals, we continue to benefit from output deals with partners including IFC Films.

  •
  These agreements delivered an important supply of films for our exclusive distribution in Canada in fiscal 2003 including Lord of the Rings: The Two Towers, Chicago, Austin Powers in Goldmember and Spy Kids 2. These agreements also ensure a supply of future films for our exclusive distribution in Canada including Lord of the Rings: The Return of the King.

  •
  In fiscal 2003, films we distributed received 46 Oscar® nominations and won 11 Academy Awards.

  •
  Internationally, Momentum Pictures continued to thrive in fiscal 2003 with strong year-over-year growth in revenue and market share. We are focused on continued growth in this key market, which may facilitate our eventual expansion into the European continent.

  •
  Our film library continues to be an important and growing asset, with approximately 4,900 titles and approximately 8,000 hours. We exploit our library through video/DVD sales and television licence fees.

  •
  In fiscal 2003, Alliance Atlantis became the first Canadian company to secure agreements with cable companies Shaw, Rogers and Cogeco to provide content for Video-on-demand.

  Entertainment Group

We are committed to producing and selling high quality, commercially appealing content while maintaining our focus on reducing our volume of higher cost production, delivering higher margin projects and aligning the content that we produce with the programming requirements of our Broadcast Group.

  Strategy Update

  •
  CSI: Crime Scene Investigation continues to be the number one series on U.S. television. Its weekly U.S. audience averages more than 26 million viewers and it has achieved strong ratings in Canada and other key international markets such as the United Kingdom, Australia, France, Germany, Spain and Italy.

  •
  CSI: Miami was the top rated new drama series in the United States. CSI: Miami, just like the original CSI, secured the sale of certain second-window rights while still in its first year on network television. The sale of second-window rights of CSI: Miami to A&E Networks is valued at more than US$1.2 million per episode, with the overall value of the deal expected to reach approximately US$235 million.

  •
  We continue our keen focus on rebalancing our production slate toward higher margin production, including more documentary production and a smaller volume of high cost dramatic productions. This strategy has resulted in a direct operating margin improvement in the Entertainment Group from 21.1% in fiscal 2002 to 29.9% in fiscal 2003. This shift has been achieved by reducing our dramatic programming from 326 hours in fiscal 1999 to 77 hours in fiscal 2003. At the same time, we have increased the amount of factual programming we produce from zero hours in fiscal 1999 to 76.5 hours in fiscal 2003.

  •
  Two documentary film productions produced and distributed by Alliance Atlantis — Bowling for Columbine and Prisoner of Paradise — received Oscar® nominations in fiscal 2003. Along with its Oscar® nomination and subsequent win, Bowling for Columbine recorded over $50 million in worldwide box office sales by May 2003.

Industry Overview

  Broadcast

According to recent industry sources, as of the end of calendar 2002, approximately 34% or 3.4 million of the estimated 9.9 million total TV subscribers in Canada received a digital TV service via a digital set-top box provided by their DTH satellite TV, cable, multipoint distribution system (wireless cable), or telephone provider. DTH accounted for 61% of all digital subscribers and cable had a 37% market share. The number of digital TV subscribers increased by about 5% (169,400) between August/September and November/December 2002. This compares to growth of approximately 4% or 108,920 in the previous three-month period.

Canadian specialty television channels, which are licenced by the CRTC, have experienced rapid growth since the first licences were issued in 1982. Specialty television channels are available to those Canadians who subscribe to a particular cable or DTH service package and provide special interest, news, sports, arts and entertainment programming. As of August 2001, there were 49 Canadian specialty services and 13 Canadian pay-TV services available to Canadian subscribers. In November 2000, the CRTC announced its licence decisions for new digital specialty television channels. In total, 283 licences were awarded, of which 21 were Category 1 (mandatory carriage for a negotiated fee by digital services and genre protection) and 262 were Category 2 (optional carriage for a negotiated fee by digital services and no genre protection). In the fall of 2001, 47 new digital-only specialty channels were launched, bringing the total number of Canadian specialty services to 96. More digital specialty television channels are expected to launch in 2003.

Specialty analog and digital television channels derive substantially all of their revenue from subscription fees and advertising. Cable, DTH and wireless broadband system operators that carry these channels pay channel owners a subscription fee. Analog specialty television channels are distributed either as part of a signal distributor's basic service, or as part of an "extended" or "discretionary" tier including other Canadian or non-Canadian specialty television channels. The wholesale subscriber fee payable to a channel owner for carriage of its service is regulated if it is carried as part of the basic service, but is not regulated if it is carried on an extended or discretionary tier. Digital specialty services are offered as part of a new discretionary tier of digital only theme packs or individual pick and pay services. The wholesale subscriber fee for carriage of digital services is not regulated. Regardless, the subscriber fee is specified in the specialty television channel owner's agreement with the signal distributor. Subscribers to extended or discretionary tiers pay monthly fees which reflect an amount for the basic service, plus an additional amount for the additional services for which they subscribe on the extended or discretionary tiers, or individual pick and pay. With respect to analog channels, specialty channel owners benefit from these stable, recurring subscriber fees, which are also supported by the high level of cable and satellite penetration in Canada. Advertising on analog specialty television channels has been growing, as has the share of total Canadian television viewing enjoyed by specialty and pay television channels. According to industry sources, from 1989 to 2002, English language specialty and pay television audience share in Canada (both Canadian services and U.S. services such as CNN and A&E) grew from 14% to 52%, however, Canadian specialty television channels accounted for only 18% of television advertising revenue in 2001, and we expect their television advertising revenue share to grow significantly. CRTC broadcasting licences are granted for specified periods and are customarily renewed upon application to the CRTC.

Over the past decade, specialty television channel revenue has grown significantly. For the period from 1991 to 2001, subscription revenue for Canadian specialty television channels grew from $172 million to $736 million while advertising revenue grew from $70 million to $438 million. In 2001, specialty television reported total revenues of $1.2 billion, up nearly 14% from the prior year. This level represented more than one quarter (27%) of total television industry revenues, up from just 19% in 1998. The strongest growth in airtime sales occurred in the specialty segment, where sales jumped 15% to $438 million. These results are consistent with the growth that we have seen in both audience levels and advertising revenues from our Operating Channels, and we believe it is a strong leading indicator for the future of our potential further expansion into digital specialty channels during fiscal 2004.

  Motion Picture Distribution

Motion picture distribution involves the promotion and exploitation of motion pictures in a variety of media including theatrical exhibition; video and DVD; pay-per-view, pay, specialty and free television; and other ancillary media. In 2000, North American motion picture distributors earned approximately $49 billion in revenue. This represents growth of 53% since 1995. The motion picture distribution industry continues to exhibit stable growth. The increase in the number of new delivery technologies and the development of multiple distribution channels in international markets are expected by management to result in significant growth and benefit to the owners of motion picture distribution rights.

  Entertainment — Television and Motion Picture Production

  Television — Production and Distribution

U.S. and Canadian television broadcasters purchase the majority of their programming from major studios, with the balance from independent producers such as us. Each of the major television networks in the United States and Canada currently schedules approximately 22 hours of prime time programming each week. Prime time programming generates the highest licence fees in these markets and generally consists of a mix of hour-long drama series, TV movies and mini-series, situation comedies and reality and entertainment programming. In recent years, the market share of the conventional broadcast networks in the United States has fallen due to the dramatic expansion of niche/cable networks both in analog and in digital.

Generally, television programs are produced under contracts that provide for licence fee revenue, which may not cover all anticipated production costs. The "gap" or production deficit between these fees and production costs can be substantial. The ability to recover the production deficit and the realization of profits, if any, are generally dependent upon the ability to distribute the programs in multiple geographic regions, including international markets, or through multiple distribution channels.

The international television industry is an important source of revenue for television producers and distributors. The introduction of sophisticated delivery technologies (including cable and satellite transmission), pay television, increased cable penetration and growth in video and DVD have all contributed to growth in the exploitation of television programming. Most foreign broadcasters air a mix of both local programming, often to satisfy local content regulations, and popular international programming which appeals to a wide audience.

  Motion Picture Production

Motion picture production involves the development and production of feature-length motion pictures. The U.S. motion picture industry is comprised of major studios and independent producers, with the major studios dominating the industry in terms of number of theatrical releases and revenue. Major studios, which have been consolidating in the industry, include: Metro-Goldwyn-Mayer Inc. (including Metro-Goldwyn Mayer Pictures Inc., United Artists Pictures Inc., Orion Pictures Corporation and Goldwyn Entertainment and Motion Picture Corp.), Vivendi Universal, Warner Bros. (including New Line Cinema and Castle Rock Entertainment Inc.), Twentieth Century Fox Film Corporation, Sony Pictures Entertainment Inc. (including Columbia Tri Star Motion Picture Co. and Screen Gems), Paramount Pictures Corporation and The Walt Disney Company (including Buena Vista Pictures Distribution Inc., Touchstone Pictures and Miramax Films). The major studios are typically large, diversified corporations that have global film production and distribution capabilities.

Competition

The business of producing and distributing television programs and motion pictures is highly competitive. We face intense competition from other producers and distributors, including the Hollywood studios, many of which are substantially larger and have greater financial resources than we do and some of which own their own television networks. We compete with other television and motion picture production companies for ideas and story lines created by third parties as well as for actors, directors and other personnel required for production. We compete for these creative properties and creative personnel with a variety of international companies, including Metro-Goldwyn-Mayer, Vivendi Universal, Dreamworks, Warner Bros., Twentieth Century Fox Film Corporation, Sony Pictures Entertainment Inc., Paramount Pictures Corporation, The Walt Disney Company, Hallmark Entertainment, and Pearson plc, as well as numerous Canadian producers and distributors, including Corus Entertainment, Sullivan Entertainment Inc., CanWest Entertainment Inc. and Lions Gate Entertainment Corp. Our Broadcast Group competes with other operators of television channels, including Global, CTV, CHUM Group, CBC, TV Ontario, Astral Communications Inc. and Corus Entertainment.

In addition, the CRTC and foreign regulatory authorities continue to licence additional television channels, thereby further fragmenting the television audience, increasing competition and creating downward pressure on program licence fees. In November 2000, for example, the CRTC issued 283 digital specialty television channel licences. Further, vertical integration of the television broadcast industry and the creation and expansion of new channels which create a substantial portion of their own programming have decreased the number of available time slots for, thereby increasing the competition among, programs marketed by independent production companies like us.

Regulation

All of the television services we own and operate or have ownership interests in are regulated by the CRTC pursuant to the Broadcasting Act (Canada) (the "Broadcasting Act") and the relevant regulations enacted thereunder, including the Specialty Services Regulations, 1990 (the "Specialty Regulations"). Under the Broadcasting Act, the CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting system with a view to ensuring compliance with certain broadcasting policy objectives set out in the Broadcasting Act.

  Licensing

The CRTC is empowered under the Broadcasting Act to issue licences of up to seven years to eligible entities to operate television channels. It also has the power to renew, suspend or revoke licences and to consider amendments to licence conditions. Licensees must comply with the Broadcasting Act and its regulations, conditions and expectations established in their licence, and the general policies and decisions of the CRTC as issued from time to time. Licences are generally renewed unless a licensee is in material non-compliance with their conditions of licence or the regulations.

Two of the analog specialty channels we operate, Life Network and Showcase, had their licences renewed in 2001 for six-year terms. The licences for HGTV Canada and History Television expire in February 2004. A licence renewal hearing for both services was held in the spring of 2003. We anticipate these licences will be renewed by the CRTC in the next few months. The licence for Food Network runs to 2006. The licences for the analogue French-language services Series+ and Historia expire in August 2005.

On November 24, 2000, the CRTC licenced 21 "Category 1" and 262 "Category 2" services, which may be distributed only by digital distribution technologies. Approximately 50 of these new digital services, including the seven owned and operated by Alliance Atlantis Broadcasting, have launched to date. The initial licence terms for all of these services expire August 31, 2007. Category 1 services are guaranteed carriage by digital distribution undertakings and are protected from competition in their genre. Category 2 services are not guaranteed carriage and may be competitive with other Category 2 services, but have fewer regulatory obligations.

The conditions of licence for all specialty services, among other things, restrict the types of programming the service may exhibit, and contain minimum Canadian content exhibition requirements. The percentage of programming that must be Canadian varies with each channel depending on a number of factors, including the nature of the service, and are generally highest for our English-language analog services and lowest for Category 2 digital channels. Canadian analog and Category 1 digital services are also required under their conditions of licence to spend a minimum percentage of revenues on Canadian programming.

Conditions of licence for most analog and Category 1 digital services also have obligations to acquire a certain amount of Canadian programming from unrelated production companies (defined as ones in which the licensee or any of its shareholders owns less than 30% of the equity).

We believe that each of our licensees is in full compliance with all their conditions of licence and all applicable legislation and regulations and that all licences will be renewed when they come due. The CRTC may, however, impose different conditions at the time or renewal which cannot be anticipated and may have an impact on a licensee's profitability.

  Foreign Ownership Restrictions

The federal government has issued a direction (the "Direction") to the CRTC not to issue broadcasting undertaking licences to, or renew broadcast undertaking licences issued to, applicants who are not "Canadian" within the meaning of the Direction. Pursuant to the Direction, a corporation is deemed to be "Canadian" if (a) it is incorporated or continued under the laws of Canada or a province thereof; (b) the chief executive officer is a resident Canadian; (c) not less than 80% of the directors are resident Canadians; (d) Canadians beneficially own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes; and (e) it is not otherwise controlled in fact by non-Canadians, a question of fact which may be determined by the CRTC in its discretion.

Where a licensee is a subsidiary corporation, its parent corporation must also be incorporated or continued under the laws of Canada or a province thereof and Canadians must beneficially own and control not less than 66 2/3% of the issued and outstanding voting shares and not less than 66 2/3% of the votes. In addition, unless Canadians own and control not less than 80% of the issued and outstanding voting shares and not less than 80% of the votes of the parent corporation and unless its chief executive officer and 80% of its directors are resident Canadians, neither the parent corporation, nor its directors, may exercise any control or influence over any programming decisions of the licenced subsidiary. Alliance Atlantis Communications Inc. is not a direct licensee of any specialty television channel, but is the parent of subsidiary licensee corporations.

In order to ensure that we and our licenced subsidiaries comply with the requirements of the Direction, our articles include provisions pursuant to which our directors may refuse to allow the issue or to register the transfer of any of our shares, where such issuance or transfer would, in their opinion, negatively affect our rights or those of our subsidiaries to obtain, maintain or renew any CRTC licence. See "Description of Our Share Capital".

  Restrictions on Transfers of Ownership and Control

The CRTC also imposes restrictions on the transfer of ownership and control of specialty television channel licences. Pursuant to the Specialty Regulations, a holder of a specialty television channel licence must obtain prior approval of the CRTC with respect to any act, agreement or transaction that directly or indirectly would result in a material change of ownership or effective control of the licensee, or of a person who has, directly or indirectly, effective control of the licensee. Transferees of ownership or control of a licensee must demonstrate to the CRTC that the transfer is in the public interest and are required to provide a specific package of tangible benefits to the Canadian broadcasting system and the communities served by the licensee representing a financial contribution of 10% of the value of the transaction as accepted by the CRTC.

  Advertising

Under CRTC regulations, a television licensee may broadcast a maximum of twelve minutes of advertising in each clock hour. There are certain exceptions for unpaid public service announcements and promotions of Canadian programming. In addition, certain advertising content is regulated by the CRTC and by various other legislation and regulations, as well as by industry codes and standards.

  Regulation of SubscriberRates

As noted above, for any service carried as part of the basic cable package, the rates that may be charged to subscribers are regulated by the CRTC and set forth as a condition of licence. All of our analog services are carried as part of the basic package on some cable systems in the country.

  Industry Reviews

Over the past few months, a number of parties have been studying the state of the industry, its future direction and the efficacy of the current regulatory regime. These reviews have considered and issued reports containing recommendations on, among other things, foreign ownership limits, Canadian content requirements and the function and role of the CRTC. These reports include:

  •
  "Dramatic Choices: A report on Canadian English-language drama", prepared by Trina McQueen for the CRTC and Telefilm Canada (http://www.crtc.gc.ca/ENG/publications/reports/drama/drama2.htm);

  •
  "Canadian Content in the 21st Century in Film and Television Productions: A Matter of Cultural Identity", issued by Francois Macerola to the department of Heritage (http://www.canadianheritage.gc.ca/progs/ac-ca/progs/cc21c/2003-06/cont_e.cfm);

  •
  "Our Cultural Sovereignty: The Second Century of Canadian Broadcasting", issued by the Standing Committee on Canadian Heritage (http://www.parl.gc.ca/InfoComDoc/37/2/HERI/Studies/Reports/herirp02-e.htm); and

  •
  "Opening Canadian Communications To The World", a report of the Standing Committee on Industry, Science and Technology issued by the Minister of Industry (http://www.parl.gc.ca/InfoComDoc/37/2/INST/Studies/Reports/instrp03-e.htm).

The federal government has not yet made any statement as to whether any of the recommendations in any of these reports will be considered or adopted. Certain of the recommendations in these reports, if implemented by the government, could result in significant changes to the regulation of broadcasting services in Canada.

  Copyright Act

Broadcasting services and distribution undertakings are required to pay royalties to collecting societies representing copyright owners in the music contained within the programs we exhibit. These royalties are established by the Copyright Board pursuant to the Copyright Act (Canada) and may change upon application by the collecting society if approved by the Copyright Board. The Copyright Board is currently considering proposals from broadcasters, distributors and the collecting societies with respect to the royalties payable for 2000 through 2002. Our royalty obligations could increase or decrease depending on the decision of the Board.

  Canadian Government Film Distribution Policy Review

In early 1998, the Canadian government published a discussion paper outlining the Canadian public policy context for feature films and identifying some of the current issues relating to the Canadian film industry and invited comments and submissions from all interested Canadians. The discussion paper was meant to serve as a starting point for a national debate which will assist the Canadian government in developing specific policy and program changes respecting the Canadian feature film industry. As a result of this process, on October 5, 2000, the Government of Canada announced its new feature film policy which resulted in the Canadian government's annual financial support to the Canadian motion picture industry doubling from approximately $50 million to $100 million per year. Of this amount, approximately $85 million is specifically earmarked towards the production, marketing and distribution of Canadian motion pictures. In addition, the report announced the creation of a permanent advisory group on feature film issues to advise Telefilm Canada on how best to achieve the policy goals.

Intellectual Property

We use a number of trademarks for our products and services, including Alliance, Atlantis, Alliance Atlantis, AAC Kids, AAC Fact, Alliance Atlantis Cinemas, Alliance Atlantis Vivafilm, Momentum Pictures, Alliance Atlantis Broadcasting, Alliance Atlantis Releasing, Alliance Atlantis Home Video, Showcase, Showcase Diva, Showcase Action, The Independent Film Channel Canada, History, HGTV Canada, Life Network, Food Network Canada and Citadel as well as trademarks, logos and other representations of characters used in our productions. Many of these trademarks are registered by us and those trademarks that are not registered are protected by common law. We have taken affirmative legal steps to protect our trademarks and we believe our trademark position is adequately protected. We also believe that our trademarks are generally well recognized by consumers of our products and are associated with a high level of quality and value. Through our partnerships with owners of some of the leading channel brands in the world, we have licenced the use of certain trademarks and related intellectual property rights for our Developing Channels from National Geographic, the BBC and Discovery Communications.

Distribution rights to television programming and motion pictures are granted legal protection under the copyright laws of Canada, the United States and most foreign countries, which impose substantial civil and criminal sanctions for unauthorized duplication and exhibition of motion pictures and television programming. From time to time, various third parties contest or infringe upon our intellectual property rights. We believe that we take, and plan to continue taking, all appropriate and reasonable measures to secure, protect and maintain or obtain agreements from licensees to secure, protect and maintain copyright protection for all of the motion pictures and television programming produced and distributed by us under the laws of all applicable jurisdictions. We can give no assurance that our actions to establish and protect our trade-marks and other proprietary rights will be adequate to prevent imitation or copying of our filmed entertainment by others or to prevent third parties from seeking to block sales of our filmed entertainment as a violation of their trade-marks and proprietary rights.

Moreover, we can give no assurance that others will not assert rights in, or ownership of, our trade-marks and other proprietary rights, or that we will be able to successfully resolve these conflicts. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States or Canada.

In April 2002, the Supreme Court of Canada decided that the correct interpretation of sections 9 and 10 of the Radiocommunication Act (Canada) is that they make it illegal to own or sell equipment in Canada that is capable of decoding encrypted US or other foreign direct-to-home television satellite signals. Soon after the Supreme Court decision, certain dealers engaged in the importation and sale of this so-called "grey market" satellite television equipment commenced legal proceedings in the Ontario Superior Court of Justice seeking a declaration that the relevant provisions of the Radiocommunication Act are invalid on constitutional grounds. We are opposing this legal proceeding as intervenors, together with Bell ExpressVu Limited Partnership ("Bell ExpressVu") and Astral Media Inc. ("Astral"). In addition, we have commenced a separate legal action in the Federal Court of Canada (together with Bell ExpressVu, Astral and CTV Inc.) against a number of grey marketers and black marketers of US direct-to-home satellite television equipment seeking injunctive relief together with substantial damages for losses suffered in connection with their illegal activities, including lost subscription revenue for our broadcast channels and lost distribution revenue in our content businesses. We, along with other industry participants, will continue to vigourously pursue legal actions against those who participate in the sale and distribution of grey and black market US direct-to-home satellite equipment. We are also participating in public awareness campaigns intended to inform Canadians of both the illegality of owning US direct-to-home satellite equipment and the negative impact of satellite signal piracy on the Canadian broadcast and production industries.

Properties and Facilities

  Office Facilities

We have offices in Toronto, Montreal, Edmonton, Vancouver and Halifax in Canada, and Los Angeles (U.S.), London (England), Sydney (Australia) and Dublin and Shannon in Ireland.

Our corporate head office is located at 121 Bloor Street East, Suite 1500, Toronto, Ontario, Canada, which consists of approximately 155,559 square feet of space under leases expiring in June 2018. We believe that our properties are in good condition and sufficient for our purposes.

We lease the following properties:

Address	Square Feet	Expiration Date
22 Boston Avenue Toronto, Ontario M4M 2T9 Canada	48,199	July 2004 — September 2004
175 Bloor Street East Toronto, Ontario M4W 3V3 Canada	65,644	October 2005 — December 2006
257 Adelaide Street West, Suite 600 Toronto, Ontario M5H 1X9 Canada	6,700	September 2004
5 Place Ville Marie, Suite 1435 Montreal, Quebec H3B 2G2 Canada	8,473	September 2005
3720-76 Avenue Edmonton, Alberta T6B 2N9 Canada	21, 760	May 2004
560 Beatty Street, Unit 305 Vancouver, British Columbia V3B 2C3 Canada	8,500	May 2004
5091 Terminal Road Halifax, Nova Scotia B3J 2A2 Canada	66,415	December 2007

Address	Square Feet	Expiration Date
808 Wilshire Blvd., Suite 400 Santa Monica, California 90401-1810 U.S.A.	32,027	February 2006
Second Floor 184-192 Drummond Street London NW1 3HP England	6,820	January 2008
Capital Court Capital Interchange Way Kew Bridge Interchange Way Middlesex, TW8 DEX England	1,149	Month to month
40 Westland Row Dublin, Ireland	5,000	February 2006
Block l, Unit C Shannon Business Park Shannon, Co. Clare, Ireland	2,000	Month to month
401 Darling Street, Suite 2 Balmain, Sydney NSW 2041 Australia	1,535	August 2004
Cinevillage 65 Heward Avenue Toronto, Ontario M4M 2T5 Canada	58,330	March 2006 — March 2009
1668 Barrington Street Suite 500 Halifax, Nova Scotia B3J 2A2 Canada	12,966	March 2005

In addition, Alliance Atlantis Cinemas, which we operate in partnership with Famous Players, leases cinemas at the following locations:

Address	Square Feet	Expiration Date
1651 Queen Street East Toronto, Ontario M4L 1G5 Canada	30,132	June 2019
2901 Bayview Avenue Toronto, Ontario M2K 1E6 Canada	17,965	September 2007
159 Cumberland Street Toronto, Ontario M5R 1A2 Canada	16,765	December 2005
3980 Shelbourne Street Unit 100 Victoria, British Columbia V8N 6J1 Canada	15,656	June 2012

Address	Square Feet	Expiration Date
3440 Cambie Street Vancouver, British Columbia V5Z 2W8 Canada	9,020	March 2004
2110 Burrard Street Vancouver, British Columbia V6K 3H5 Canada	18,103	April 2006

We also own the following properties:

Address	Square Feet	Comments
1649 Brunswick Street(1) Halifax Nova Scotia B3J 2G3 Canada	4,681	Approximately 60% of the premises is occupied by us and the remainder is leased to third parties.
2507 Brunswick Street Halifax Nova Scotia B3K 2Z5 Canada	4,000	The entire building is occupied by us.

Notes:

(1)
On March 28, 2003 the Company entered into an agreement with Nova Scotia College of Art and Design ("NSCAD") whereby the Company agreed to donate 1649 Brunswick Street (the "Academy Building") to NSCAD. To gain CRTC approval for our acquisition of Salter Street Films Limited's broadcasting assets, we were required to put forward a package of tangible benefits to the broadcasting industry and the local community (Atlantic Canada). The donation of the Academy Building (which was completed effective July 31, 2003) is in partial fulfillment of the commitments made at that time.

Employees

As at August 1, 2003, we employed approximately 850 employees in Canada, the United States, Europe and Australia. In addition, like any entertainment company, from time to time we employ the services of a variety of individuals, many of whom are engaged under collective bargaining agreements negotiated with various guilds and unions. The key guilds and unions which negotiate on behalf of individuals engaged by production companies include: Alliance of Canadian Cinema, Television and Radio Artists (ACTRA) and Union of British Columbia Performers (UBCP) and Screen Actor's Guild (SAG) (for performers), Writers Association of Canada (WAC) and Writers Guild of America (WGA) (for writers), Directors Guild of Canada (DGC) and Directors Guild of America (DGA) (for directors and other key positions) and Association of Canadian Film Craftspeople (ACFC), National Association of Broadcast Employees and Technicians (NABET) and International Alliance of Theatrical Stage Employees, Moving Picture Technicians, Artists and Allied Crafts (IATSE) (for technicians).

We have never been the target of a strike. We believe that collective bargaining provides us with many benefits, including ease of hiring crews, relatively low cost of contract negotiations, and established grievance procedures. We believe relations with our employees and the key guilds and unions are good.

Legal Proceedings

We are involved from time to time in various claims and lawsuits incidental to the ordinary course of our business, including intellectual property actions. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, or require us to seek licences from third parties, any one of which could have an adverse effect on our business and results of operations. Actions which are incidental to our business are typically covered by insurance and management has estimated the potential liability and expensed the amount on its financial statements. While no assurance can be given that these proceedings will be favourably resolved, we do not believe that the outcome of these legal proceedings will have a materially adverse impact on our financial position or results of operations.

MANAGEMENT

Executive Officers and Directors

Our board currently consists of ten directors, each of whom holds office until the next annual meeting of our shareholders or until a successor is elected or appointed. At our annual meeting of shareholders, to be held on September 24, 2003, our current board of directors has been proposed for re-election. Our board of directors has established an audit committee, an executive committee and a corporate governance and human resources committee. Particulars relating to each of our ten current directors as well as their memberships on various committees are set out below.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
ANTHONY F. GRIFFITHS(2)(3)	January 1996	10,052 Class B Shares 7,120 DSU	6 of 7	7 of 7 AC(4) 5 of 5 EC(4)
Anthony F. Griffiths resides in Toronto, Ontario. Since 1993, Mr. Griffiths has been associated with various companies acting as an independent consultant. Mr. Griffiths is the Chairman of the Board of Directors of Russel Metals Inc. and Slater Steel Inc. Mr. Griffiths is also a director of ShawCor Ltd., Vitran Corporation, Fairfax Financial Holdings Limited, IMI International Medical Innovations Inc., Hub International Limited, Trojan Technologies Inc., Odyssey Re Holdings Corp. and Counsel Corporation. Formerly, Mr. Griffiths was President and Chief Executive Officer of Jonlab Investments, Chairman and Chief Executive Officer of Canadian Cablesystems Ltd. and Chairman, President and Chief Executive Officer of Mitel Corp.
PIERRE DESROCHES	September 1995	100 Class A Shares 2,494 Class B Shares 4,037 DSU	7 of 7	6 of 6 GC(4)
Pierre DesRoches resides in Saint Lambert, Quebec. Mr. DesRoches is a business consultant to the communications industry. Over the last several years he has provided advice to the Department of Canadian Heritage, the Canadian Broadcasting Corporation and the Société des entreprises culturelles de Québec. Formerly, Mr. DesRoches was the Executive Director of Telefilm Canada, the Executive Vice President of the Canadian Broadcasting Corporation, the President of the North American National Broadcasters Association and the President of the French speaking community of public broadcasters. Mr. DesRoches has been a director of Telesat Canada, the Montreal Opera Company and the Banff Television Festival. He has been honoured by the French government who named him officier of l'Ordre des arts et des lettres de France.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
HAROLD P. GORDON, QC	December 1992	6,760 Class A Shares 3,692 Class B Shares 7,120 DSU	7 of 7	5 of 5 EC 6 of 6 GC
Harold P. Gordon resides in Sunny Isles, Florida. In November 2001, Mr. Gordon was appointed Chairman of the Board of Directors of Dundee Bancorp Inc. Mr. Gordon has previously worked as a special assistant to a Minister of the Federal Government of Canada, was a managing partner of Stikeman Elliott LLP during his 28-year career as a practicing lawyer and was most recently Vice Chairman of Hasbro Inc. Mr. Gordon serves as a director of Dundee Bancorp Inc., Transcontinental Limited, Dorel Industries Limited, Sonomax Hearing Health Care Inc. and is Chairman of the Sauve Scholars Foundation.
ELLIS JACOB	December 1992	633 Class B Shares 6,057 DSU	7 of 7	7 of 7 AC
Ellis Jacob resides in Toronto, Ontario. Mr. Jacob is the Chief Executive Officer and co-founder of Galaxy Entertainment Inc., a motion picture exhibition chain specializing in smaller Canadian markets. Galaxy was formed in the summer of 1999 and is now the third largest motion picture exhibitor in Canada. From September 1998 to October 2000, Mr. Jacob was a consultant to Alliance Atlantis Communications Inc. and prior to September 1998, Mr. Jacob was the Executive Vice President and Chief Operating Officer of Cineplex Odeon. Mr. Jacob also serves on various charitable boards and committees.
ALLEN KARP, QC(5)	March 1992	4,784 Class B Shares 7,120 DSU	7 of 7	5 of 5 EC 6 of 6 GC
Allen Karp resides in Toronto, Ontario. Mr. Karp is the Chairman of Cineplex Odeon Corporation. Mr. Karp is a member of the Board of Directors of Cineplex Odeon Corporation, SMK Speedy International Inc. and Teknion Corporation. Mr. Karp is also the Chairman of the Toronto International Film Festival/Cinémathèque Ontario and is a director of the Canadian Film Centre, the Motion Picture Pioneers and the Council for Canadian Unity. Formerly, Mr. Karp was a senior legal advisor to many Canadian and U.S. corporations.
DAVID J. KASSIE	December 1992	718 Class B Shares 5,948 DSU	2 of 7	4 of 7 AC
David J. Kassie resides in Toronto, Ontario. Mr. Kassie is the Chairman and Chief Executive Officer of CIBC World Markets and the Vice Chairman of CIBC. Mr. Kassie has extensive experience as an advisor, underwriter and principal. He sits on a number of Boards of Directors including Roots Canada Ltd. Mr. Kassie is actively involved in community and charitable organizations and is on the Board of Directors of the Hospital for Sick Children, the Shoah Foundation and Women in Capital Markets. Mr. Kassie is the Chairman of the University of Guelph Campaign and an Advisory Board Member of the Ivey School of Business.
MICHAEL I.M. MACMILLAN(6)	June 1989	2,641,749 Class A Shares 27,889 Class B Shares	7 of 7	5 of 5 EC
Michael I.M. MacMillan resides in Toronto, Ontario. Mr. MacMillan is the Chairman and Chief Executive Officer of Alliance Atlantis Communications Inc. Mr. MacMillan also is a member of the Board of Directors of Galaxy Entertainment Inc. Mr. MacMillan has served on various corporate boards and has been involved with a variety of charitable and community organizations. He is currently on the board of the Canadian Club of Toronto, the Toronto International Film Festival and is a Governor of Upper Canada College.

Nominee for Election as Director(1)	Director Since	Shareholdings	Board Meetings	Committees Meetings
DR. MARGOT NORTHEY	September 2001	2,217 DSU	6 of 7	3 of 3 AC(7)
Dr. Margot Northey resides in Victoria, British Columbia. Dr. Northey was a Professor and Dean of Queen's School of Business at Queen's University in Kingston, Ontario from September 1995 to June 2002. Dr. Northey is the author of several best-selling books on communications and she has consulted with organizations from coast to coast. Dr. Northey is currently on the Board of Directors of Stressgen Biotechnologies, Wawanesa Insurance Company, Nexfor Inc. and Aliant Inc. Dr. Northey has been a Vice President of the International Association of Business Communicators and a Director of the Association to Advance Collegiate Schools of Business. Dr. Northey has also served on the selection committee for the CEO of the Year Award and for the Ontario Rhodes Scholarships.
BARRY J. REITER(8)	September 1993	1 Class A Share 11,452 Class B Shares 8,183 DSU	7 of 7	5 of 5 EC 6 of 6 GC
Barry J. Reiter resides in Toronto, Ontario. Mr. Reiter is a member of the Executive Committee, Chairman of the Technology Group and a partner of Torys LLP, a law firm based in New York and Toronto. Mr. Reiter is the Chairman of the Board of Directors of Algorithmics Inc. and a director of Avotus Corporation, Eco Waste Solutions Inc., RBC Technology Ventures Inc. and 724 Solutions Inc., as well as being a member of the Advisory Board of the Centre for Innovation Law and Policy.
DONALD R. SOBEY	September 1996	159,316 Class A Shares 3,044 Class B Shares 7,120 DSU	6 of 7	7 of 7 AC
Donald R. Sobey resides in Stellarton, Nova Scotia. Mr. Sobey is the Chairman of Empire Company Limited. Mr. Sobey sits on numerous Boards of Directors including Sobeys Inc., Atlantic Shopping Centres Limited, High Liner Foods Inc., Toronto-Dominion Bank, Stora Enso Port Hawkesbury and World Wildlife Fund. Mr. Sobey is also the Chair of the National Gallery of Canada.

Notes:

(1)
Each of the directors have held the principal occupations listed below for the preceding five years except where otherwise noted.

(2)
Effective November 22, 2002, Mr. Griffiths was appointed Lead Director of the Board.

(3)
Anthony Griffiths was a member of the boards of directors of Peoples Jewellers Ltd., Confederation Life Insurance Company and Consumers Packaging Inc. and is a member of the board of directors of Slater Steel Inc., all of which were or are subject to arrangement proceedings with creditors. In 1994, Confederation Life Insurance Company's shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. Mr. Griffiths is also a member of the board of directors of Brazilian Resources, Inc., which was the subject of an insider cease trade order in May 2001 and a general cease trade order in July 2001, both orders have since been rescinded. An insider cease trade order was issued against Slater Steel Inc. on May 21, 2003 and lapsed on June 20, 2003.

(4)
AC means Audit Committee; GC means Corporate Governance and Human Resources Committee; and EC means Executive Committee.

(5)
Allen Karp was a director of Cineplex Odeon Corporation and Loews Cineplex Entertainment Corp. which filed for bankruptcy protection in 2001.

(6)
Mr. MacMillan owns 74,000 Class A Shares directly and controls 2,641,749 Class A Shares indirectly

(7)
Ms. Northey became a member of the Audit Committee in September 2003, subsequent to the first four meetings.

(8)
Barry Reiter was a director of LAVA Systems Inc. In 1999, LAVA's common shares were the subject of a cease trade order for a period exceeding 30 consecutive days, which is currently in effect. In addition, in that year LAVA had a receiver appointed to hold and dispose of its assets.

The names of the officers of the Corporation (other than officers who are also directors) as at August 1, 2003, their municipality of residence, their current offices and other principal occupations during the last five years are set out below:

Name and Municipality of Residence	Office	Principal Occupations and Positions During the Last Five Years
Susan Berger Toronto, Ontario	Treasurer	Formerly Treasurer, Atlantis Communications Inc.; Director, Cash and Treasury Management, Canadian chartered bank
Heather E. Conway Toronto, Ontario	Executive Vice President, Corporate and Public Affairs	Formerly Executive Vice President Corporate and Public Affairs, Canadian chartered bank
Paul Laberge Toronto, Ontario	Senior Vice President, Corporate Development, General Counsel and Corporate Secretary	Formerly Vice President, Corporate Development of the Corporation; Vice President, General Counsel and Corporate Secretary, Alliance Communications Corporation
W. Judson Martin	Senior Executive Vice President and Chief Financial Officer	Formerly President, Chief Executive Officer and Chief Operating Officer of TGS North American Real Estate Investment Trust; Executive Vice President and Chief Financial Officer of Alliance Atlantis Communications Inc.; Senior Executive Vice President, Chief Financial Officer and a director of MDC Corporation Inc.
Rita A. Middleton	Senior Vice President Corporate Finance, Corporate Group	Formerly Senior Vice President Finance and Corporate Development, Broadcast Group

As of August 1, 2003, the directors and officers of Alliance Atlantis Communications Inc. beneficially owned, directly or indirectly, or exercised control or direction over approximately 2,807,926 Class A Shares, representing approximately 74.31% of the outstanding Class A Shares and approximately 83,326 Class B Shares representing approximately 0.21% of the outstanding Class B. The foregoing ownership figures have been provided to us by the individuals indicated and have not been independently verified by us.

DESCRIPTION OF SHARE CAPITAL

The following chart sets out our authorized share capital.

Shares	Authorized
Class A Voting Shares	Unlimited
Class B Non-Voting Shares	Unlimited

Our share capital formerly authorized 275,000 Class C Special Voting Shares and one Class D Special Non-Voting Share. None of these shares are outstanding and no further shares of these classes can be issued.

The following description refers only to the share capital of Alliance Atlantis Communications Inc. and not to any of our subsidiaries.

  Class A Voting Shares and Class B Non-Voting Shares

        Voting Rights.    The Class A Voting Shares entitle the holders thereof to one vote per share. The Class B Non-Voting Shares do not entitle the holders thereof to any votes at meetings of our shareholders, subject to the condition that the Class B Non-Voting Shares entitle the holders thereof to one vote per share on any vote in respect of our liquidation, dissolution or winding-up or the sale, lease or exchange of all or substantially all of our property and as otherwise provided by law.

        Payment of Dividends.    The holders of Class A Voting Shares and Class B Non-Voting Shares participate equally with each other in respect of the payment of dividends, including the amount per share of the dividend.

        Distribution of Assets.    The Class A Voting Shares and Class B Non-Voting Shares rank equally with each other in respect of the return of capital in the event of the liquidation, dissolution or other distribution of our assets for the purpose of winding up our affairs.

        Preservation of Rights.    If either of the Class A Voting Shares or Class B Non-Voting Shares are subdivided, consolidated, reclassified or otherwise changed, appropriate adjustments shall be made at the same time to the rights attaching to the shares of the other class to ensure the preservation of the rights of each class in relation to those of the other.

        Conversion Rights.    Each Class A Voting Share is convertible at any time, at the holder's option, into one fully paid and non-assessable Class B Non-Voting Share.

If an offer (the "Offer") is made to purchase Class A Voting Shares and the Offer is one which must, pursuant to applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed, be made to all or substantially all of the holders of Class A Voting Shares in a province of Canada to which the requirement applies, each Class B Non-Voting Share will become convertible at the option of the holder, at any time commencing eight days after the Offer is made and ending at the expiration of the Offer, into one Class A Voting Share. The conversion right may be exercised only for the purpose of depositing the resulting Class A Voting Shares in response to the Offer and our transfer agent (the "Transfer Agent") will deposit the resulting Class A Voting Shares on behalf of the shareholder. No share certificates representing the Class A Voting Shares will be delivered to the shareholder.

If (a) Class A Voting Shares resulting from the conversion and deposited pursuant to the Offer are withdrawn by the shareholder or are not taken up by the offeror or (b) the Offer is abandoned or withdrawn by the offeror, the Class A Voting Shares will be re-converted into Class B Non-Voting Shares and a share certificate representing the Class B Non-Voting Shares will be sent to the shareholder by the Transfer Agent.

If the offeror takes up and pays for the Class A Voting Shares resulting from conversion, the Transfer Agent shall deliver to the holders thereof the consideration paid for such shares by the offeror.

There is no right to convert the Class B Non-Voting Shares into Class A Voting Shares in the following cases:

  •
  the Offer is not required under applicable securities legislation or the rules of a stock exchange on which the Class A Voting Shares are then listed to be made to all or substantially all holders of Class A Voting Shares who are resident in a province of Canada to which the legislation applies (that is, the Offer is an "exempt take-over bid" within the meaning of the said securities legislation);

  •
  an offer to purchase Class B Non-Voting Shares is made concurrently with the Offer and the two offers are identical in respect of price per share, percentage of outstanding shares for which the offer is made and in all other material respects. The offer to purchase the Class B Non-Voting Shares must be unconditional, subject to the exception that the offer for the Class B Non-Voting Shares may contain a condition to the effect that the offeror not be required to take up and pay for Class B Non-Voting Shares tendered in response to the offer if no Class A Voting Shares are purchased pursuant to the Offer; or

  •
  holders of Class A Voting Shares representing, in the aggregate, more than 50% of the outstanding Class A Voting Shares (excluding shares owned immediately prior to the Offer by the offeror and any party acting jointly or in concert with the offeror, as defined in the relevant securities legislation) certify to the Transfer Agent and to our Corporate Secretary that they will not tender any shares in response to the Offer and such certificate is not withdrawn during the offer period.

Each Class B Non-Voting Share will be automatically converted into one Class A Voting Share in the event that the Chairman of our board of directors fails to deliver to the Transfer Agent, within 140 days of the end of the immediately preceding fiscal year of the Corporation, a certificate, signed by the Chairman, that an independent committee of our board of directors has determined that it continues to be necessary for us to be Canadian controlled, or that there be limitations on the number of shares held by non-Canadians, for the purposes of determining our eligibility for financial incentives or assistance or licences from any Canadian federal or provincial government or agency or for any other regulatory purpose. We have delivered a certificate to our Transfer Agent in respect of the fiscal year ended March 31, 2003.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Subordinated Notes

On November 15, 1999, we issued US$150 million aggregate principal amount, on June 13, 2000 we issued an additional US$55 million aggregate principal amount and on January 25, 2001, we issued an additional US$95 million aggregate principal amount of our 13% senior subordinated notes due December 15, 2009 (the "Notes"). The Notes were issued under an indenture dated as of November 15, 1999 between Alliance Atlantis Communications Inc. and The Bank of Nova Scotia Trust Company of New York, as trustee (the "Trustee") as supplemented on April 1, 2000, June 13, 2000 and January 25, 2001 (as supplemented, the "Indenture"). For purposes of this description of the Notes, references to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

The Notes are senior subordinated debt and rank junior to all of the Company's senior indebtedness, including our credit facility. The Notes effectively rank junior to all debt and liabilities of the Company's subsidiaries, including trade payables.

At any time on or after December 15, 2004 we may redeem all or a portion of the Notes at specified redemption rates ranging from 106.5% of the principal amount at December 14, 2004 to 100% of the principal amount after December 15, 2007, plus accrued and unpaid interest.

Upon the occurrence of a change of control and a decline in the rating of the Notes, or certain types of asset sales, we must offer to purchase the Notes at a purchase price equal to 101% of their principal amount, plus accrued interest to the date of purchase.

The Indenture restricts our ability and the ability of certain of our subsidiaries to: (a) incur more debt; (b) pay dividends, redeem stock, make other distributions or make certain investments; (c) issue capital stock; (d) use assets as security in other transactions; (e) enter into transactions with affiliates; (f) merge or consolidate; and (g) transfer or sell assets. These covenants are subject to important qualifications and limitations set forth in the Indenture.

Events of default under the Indenture include: (a) failure to pay principal, interest or premium, if any, when due; (b) failure to perform any covenant of the Company under the Indenture or the Notes; (c) default under the terms of other material debt for money borrowed by the Company or its subsidiaries (including the credit facility), resulting in the acceleration of such debt; (d) the failure to satisfy certain material judgments against the Company or its subsidiaries; and (e) certain events of bankruptcy, insolvency or reorganization affecting the Company or its subsidiaries.

Upon the occurrence and during the continuance of an event of default under the Indenture, either the Trustee or the holders of not less than 25% in principal amount of the Notes may declare the principal of all Notes due and payable immediately.

Credit Facility

We have one committed credit facility dated as of January 9, 2001 and entered into with a syndicate of lenders (the "Lenders"). The credit facility consists of the following:

  •
  a revolving facility in the amount of $500 million in favor of the Company. This facility is used to finance motion picture and television production and distribution costs, the costs associated with our specialty channels and for general corporate purposes. It is available until January of 2006 and has no amortization requirements; and

  •
  an overdraft facility of $25 million in favor of the Company with a Canadian chartered bank to meet day to day financing requirements, which is repayable on demand.

For purposes of this description of the credit facility, references to the "Company", "we", "us" and "our" refer to Alliance Atlantis Communications Inc. only and not to any of its subsidiaries.

Borrowings under the credit facility are secured by a first ranking lien against substantially all of the assets of the Company. Our obligations under the credit facility are guaranteed by substantially all of our wholly owned subsidiaries and secured by first ranking liens on the property and assets of those subsidiaries and are also secured by liens against the property and assets of certain of our non-wholly owned subsidiaries and certain other affiliates carrying out productions which are financed by us.

Advances under the credit facility are available by way of Canadian dollar bankers' acceptances, Canadian dollar prime rate loans, U.S. dollar base rate loans, LIBOR advances and letters of credit. Interest rates are in all cases variable and fluctuate within a range depending on the ratio of our debt to earnings from time to time.

The credit facility contains covenants imposing certain operating and financial restrictions on us and our subsidiaries as well as customary affirmative covenants and industry-specific covenants. The terms of the credit facility restrict, among other things, our ability to: (a) declare dividends, redeem or repurchase capital stock or make other distributions to our shareholders; (b) prepay or redeem debt; (c) grant liens; (d) make loans, acquisitions and investments; (e) incur more debt; (f) amend or otherwise alter debt and other material agreements; (g) make capital expenditures; (h) engage in mergers, reorganizations and asset sales out of the ordinary course of business; (i) change our core business; (j) engage in transactions with related parties; (k) enter into certain sale leaseback transactions; (l) incur development costs and distribution and production expenses not supported by adequate pre-sales; or (m) enter into productions without complying with certain completion bonding requirements.

Events of default under the credit facility include: (a) a change of control of the Company; (b) failure to pay principal, interest or other amounts when due; (c) breach of any covenant or representation and warranty contained in the loan documents; (d) cross-default provisions to other material indebtedness (including, without limitation, the Notes); (e) customary events of bankruptcy, insolvency or dissolution of the Company or its subsidiaries; and (f) the enforcement of certain judgments against the Company, its subsidiaries or their assets or the seizing of material assets by other creditors. Upon the occurrence and continuance of an event of default under the credit facility, the Lenders are entitled to terminate their commitments to lend and declare the outstanding advances due and payable.

Equicap Financial Corporation Credit Facility

EFC, an indirect wholly owned subsidiary of Alliance Atlantis Communications Inc., had up to $7 million in a revolving credit facility under arrangements with a Canadian chartered bank. This facility was used by EFC to provide interim financing to third party producers for their film or television production expenses. This facility was recourse only to EFC and to Alliance Atlantis Communications Inc.'s interest in EFC and was not guaranteed by Alliance Atlantis Communications Inc. The EFC credit facility was secured by charges over all of the assets of EFC and over the shares and inter-company debt of EFC. The EFC credit facility was repaid in full on May 15, 2003.

Other Indebtedness

Certain of our subsidiaries have additional indebtedness in respect of loans (known as industry loans) made by broadcasting industry lenders (such as Rogers Cablesystems Limited, CanWest Global Broadcasting Inc. and Baton Broadcasting Inc.) which loans are generally advanced in connection with specific productions and secured in a first-ranking position against the assets of the applicable production and, in certain cases, by guarantees from us. Such loans are public-policy mandated by the Canadian federal government and various provincial governments and are generally made at favorable interest rates and on favorable terms. As at March 31, 2003, total indebtedness of our subsidiaries in respect of such loans was $3.8 million, down from $15.9 million in fiscal 2002.

FOREIGN REVENUE

A significant portion of the our revenues and expenses are in currencies other than Canadian dollars, and, therefore, subject to fluctuations in exchange rates. Approximately 34.8% of our revenue for the year ended March 31, 2003 was derived from our foreign operations. Exchange rates are determined by market factors beyond our control and may vary substantially and have a material adverse effect on our results of operations. For significant transactions, we have occasionally purchased future currency contracts in order to minimize the risk of currency fluctuation. At present, we are not aware of any existing currency or exchange control regulations in any country in which we currently contemplate exploiting our properties which would have an adverse effect on our ability to repatriate such funds.

SEASONAL FLUCTUATIONS

Results of operations for any period are significantly dependent on the number, timing and commercial success of television programs and motion pictures delivered or made available to various media, none of which can be predicted with certainty. Consequently, our results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. A large percentage of a television program's revenues is recognized when the program is delivered pursuant to a non-cancellable agreement, provided the applicable broadcast season has commenced. Minimum guaranteed revenues from licence agreements typically are recognized when the licence period begins and the program is delivered. Revenues from subsequent licensing of delivered product, including rerun strip syndication (i.e. sales of previously-aired episodes licenced for broadcast in a five-day-a-week format) are recognized on the commencement of the licence agreement.

Although industry practices are changing, due, in part, to increased competition from new channels, broadcasters make most of their annual programming commitments between February and June so that new programs are ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, our revenues are not earned on an even basis throughout the year. In particular, revenues are generally lowest in the second calendar quarter, as fewer programs are completed and delivered during this period, and highest in the first, third, and, particularly the fourth calendar quarter.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data for the previous three fiscal years has been derived, in part, from, and should be read in conjunction with the 2003 Financial Statements, including the notes thereto.

ANNUAL CONSOLIDATED FINANCIAL DATA
(in millions of dollars, except per share information)

	Years ended March 31
	2003	2002	2001
		(revised)	(revised)
Revenues	$889.6	$912.8	$776.0
Net earnings (loss)	(18.8)	27.5	11.8
Basic earnings (loss) per common share	(0.44)	0.69	0.37
Diluted earnings (loss) per common share	(0.44)	0.69	0.37
Total Assets	1,695.1	1,700.5	1,748.5
Loans payable	101.1	129.6	132.7
Senior subordinated notes	441.0	477.0	474.0
Dividends per common share	—	—	—

QUARTERLY CONSOLIDATED FINANCIAL DATA
(in millions of dollars, except per share information)
(Unaudited)

	March 31, 2003	December 31, 2002	September 30, 2002(1)	June 30, 2002(1)	March 31, 2002	December 31, 2001	September 30, 2001	June 30, 2001
		(revised)	(revised)	(revised)	(revised)	(revised)	(revised)	(revised)
Revenues	$231.0	$253.4	$242.6	$162.6	$243.2	$276.5	$217.8	$175.3
Earnings (loss) before income taxes	14.8	(18.5)	(7.7)	10.7	4.2	21.1	(1.0)	9.6
Net earnings (loss)	3.3	(24.2)	(6.7)	8.8	1.3	18.5	(2.0)	9.7
Basic earnings (loss) per common share	0.08	(0.57)	(0.16)	0.21	0.03	0.43	(0.05)	0.29
Diluted earnings (loss) per common share	0.08	(0.57)	(0.16)	0.21	0.03	0.43	(0.05)	0.29

In accordance with the review of the accounting treatment of the Company's television productions as part of the annual audit process, it was concluded that the Company's interest in its CSI television series should be accounted for as a jointly controlled production. The Company has revised its financial statements for 2002 and 2001 to reflect a revision to the previous accounting with respect to the accounting contributions made by another party to this jointly controlled production. Based on this change, the results of operations and financial position for the Company were revised for the fiscal years ended 2002 and 2001.

(1)
On October 1, 2001, the Company retroactively adopted SOP 00-2 effective as of April 1, 2001. Results for the quarter ended June 30, 2001 and for the quarter ended September 30, 2001, have been restated to reflect the effect of this change in accounting policy.

DIVIDENDS

We have not paid any dividends on our Class A Voting Shares or Class B Non-Voting Shares. Our current policy is to retain earnings for future growth. In addition, our revolving credit facility and the indenture governing our senior subordinated debt restrict the payment of dividends without the consent of the lender or the debt holders. Any future determination by us to pay dividends will be at the discretion of our board of directors and in accordance with the terms and conditions of our credit facility, our senior subordinated debt and any other indebtedness and will depend upon our financial condition, results of operations, capital requirements and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

See the MD&A.

MARKET FOR SECURITIES

Our publicly-traded securities are listed and posted for trading or quoted on the following exchanges under the symbols shown below:

Security	Symbol	Stock Exchange
Class A Shares	AAC.A	The Toronto Stock Exchange
Class B Shares	AAC.B	The Toronto Stock Exchange
	AACB	Nasdaq National Market

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Alliance Atlantis' securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular.

Additional financial information is provided in the 2003 Financial Statements.

Copies of:

  (a)
  the Circular;

  (b)
  the 2003 Financial Statements and our most recent unaudited financial statements that have been filed, if any, for any period subsequent to March 31, 2003;

  (c)
  this 2003 Annual Information Form and any document or the pertinent pages of any document incorporated by reference in this 2003 Annual Information Form; and

  (d)
  when the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus otherwise not referred to herein, may be obtained upon request from the Corporate Secretary of Alliance Atlantis, 121 Bloor Street East, Suite 1500, Toronto, Ontario, M4W 3M5 Canada. If the securities of Alliance Atlantis are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus, copies of the foregoing documents are available free of charge. At all other times, a reasonable fee may be charged if the request for copies is made by a person who is not a security holder of Alliance Atlantis.